March 19, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX 973-836-0354

Mr. Scott Vicari
Principal Executive and Financial Officer
Hosting Site Network, Inc.
32 Poplar Place
Fanwood, NJ 07023

> **RE:** **Hosting Site Network, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Filed December 7, 2006**
> **File No. 333-73004**

Dear Mr. Vicari:

We have reviewed your letter filed on January 11, 2007 and have the following comment. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended September 30, 2006

1. We have considered your response to our prior comment one. We are still unclear how you have calculated the total compensation cost of modified awards in accordance with paragraph 51 of SFAS 123(R). Additionally, we note from your disclosure on 5 of your document that the value of your stock has been increasing. This would seem to indicate an increasing value of your stock grant. Explain to us how the increasing trend in your stock value impacted your calculation of total compensation cost, and how your calculation complies with the requirements of paragraph 51 of SFAS 123(R).

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Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3438.

Sincerely,

Robert F. Telewicz
Senior Staff Accountant